EXHIBIT 7.8

SHAREHOLDERS’ AGREEMENT

AMONG

-	Lauro Quarantotto S.p.A, with registered office in Milano, via del Lauro 7, tax code and registration number at the Companies’ Register of Milan 07449290969, duly represented by Mr. Marco Carotenuto, in his capacity as Chairman of the Lauro Quanrantotto S.p.A. by virtue of resolution of the Board of Directors dated July 1, 216 (hereinafter “Lauro Quarantotto”);

-	MANDARIN CAPITAL PARTNERS SECONDARY SCA SICAR, with registered office in Rue Jans Antoine, 10 L-1820 Luxembourg (Grand Duché du Luxembourg), Grand Duché du Luxembourg, company incorporated under the laws of Luxembourg, registered at the Companies’ Register Luxembourg at no. B 128231 (hereinafter, the “Mandarin Fund”), hereby represented by its general partner Mandarin Capital Management Secondary SA, with registered office in Rue Jans Antoine, 10 L-1820 Luxembourg (Grand Duché du Luxembourg), Grand Duché du Luxembourg (hereinafter, “Mandarin Capital Management Secondary”), in person of Ms. Chiara Delevati by virtue of a special power of attorney (hereinafter, the Mandarin Fund and Mandarin Capital Management Secondary together, “Mandarin”);

-	Giasone S.r.l., with registered office in Monza, Vicolo Bellani 1, tax code no. 05540010963, represented by Mr. Claudio Cafaro in his capacity as sole director (hereinafter “Giasone”);

-	Guiva Italia S.r.l., with registered office in Milano, Viale Montenero 70, tax code no. 06603720969, represented by Ms. Silvia Angelina Poli in her capacity as sole director (hereinafter “Guiva”);

-	Immobiliare Bema S.r.l.., with registered office in Milano, Via Pietro Mascagni 9, tax code no. 09883280159, represented by Ms. Alessandra Santi in her capacity as sole director (hereinafter “Bema”);

-	Private Equity Partners Società di Gestione del Risparmio S.p.A., with registered office in Milano, via degli Omenoni 2, tax code no. 13069040155 (hereinafter “PEP SGR”) as management company of the closed-ended investment fund reserved to investors Private Equity Partners Fund IV (“PEP Fund” and, together with PEP SGR, “PEP”), represented by Mr. Giovanni Campolo in his capacity as legal representative;

-	Private Equity Partners S.p.A., with registered office in Milano, via degli Omenoni 2, tax code no. 03664510967, represented by Mr. Giovanni Campolo in his capacity as legal representative (hereinafter “PEP SpA”);

-	Idea Capital Funds Società di Gestione del Risparmio S.p.A, with registered office in Milano, via Brera 21, tax code no. 05520520965 (hereinafter “Idea SGR”) as management company of the closed-ended investment fund reserved to investors Idea Opportunity Fund I (hereinafter “Idea Fund” and, together with Idea SGR, “Idea”), represented by Mr. Stefano Caspani by virtue of a special power of attorney;

-	Paola Poli, born in Milano, on February 14, 1977, domiciled in Milano, via De Amicis 23, tax code no. PLOPLA77B54F205B (hereinafter “Paola Poli”);

-	Guido Puricelli, domiciled in Milano, Via Corno di Cavento 17, tax code no. PRCGDU71C31F205D (hereinafter “Guido Puricelli” and, together with Mandarin, Paola Poli, Giasone, Guiva, Bema, PEP, PEP SpA, Idea, hereinafter, the “Sellers”);

-	Roberto Carinelli, born in Milano o December 1, 1956, domiciled in Milano via Appiani 1, tax code no. CRNRRT56T01F205M, represented by Mr. Claudio Cafaro by virtue of a special power of attorney (hereinafter “Roberto Carinelli”);

-	Laura Carinelli, born in Milano October 13, 1953, domiciled in Biella - Via delle Rose, 2, tax code no. CRNLRA53R53F205Q, represented by Mr. Claudio Cafaro by virtue of a special power of attorney (hereinafter “Laura Carinelli”);

-	Elena Maria Letizia Carinelli, born in Milano, on October 10, 1962, domiciled in Milano - Via Tarchetti, 1, tax code no. CRNLMR62R50F205M, represented by Mr. Claudio Cafaro by virtue of a special power of attorney (hereinafter “Elena Maria Letizia Carinelli”);

-	Claudio Massimo, born in Milano, on October 8, 1952, domiciled in Milano, via P. Mascagni 9, tax code no. MSSCLD52R08F205S (hereinafter “Claudio Massimo”);

-	Silvia Angelina Poli, born in Milano, on November 19, 1941, domiciled in Milano, via Arena 16/1, tax code no. PLOSVN41S59F205H (hereinafter “Silvia Angelina Poli”) ;

-	Valeria Puricelli, born in Milano, On October 25, 1969, domiciled in Milano, via Arena 16/1, tax code no. PRCVLR69R65F205L (hereinafter “Valeria Puricelli”).

(Lauro Quarantotto, Mandarin, Giasone, Guida, Bema, PEP, PEP SpA, Idea, Paola Poli, Guido Puricelli, Roberto Carinelli, Laura Carinelli, Elena Maria Letizia Carinelli, Claudio Massimo, Silvia Angelina Poli and Valeria Puricelli hereinafter, collectively, the “Parties”)

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WHEREAS:

(A)	The share capital of Lauro Cinquantasette S.p.A., with registered office in Milano, via del Lauro 7, registration number at the Companies’ Register of Milano and tax code no. 04849340965, (hereinafter “Lauro 57”) is owned as follows:

Shareholder	No. ordinary shares	Class of the shares	Nominal value (Euro)	% of the share capital
Lauro Quarantotto	96,450,267	class “A” shares	24,112,566.75	41.34
Mandarin	57,319,016	class “B” shares	14,329,754	24.57
Paola Poli	14,252,874	class “D” shares	3,563,218.50	6.11
Giasone	7,816,092	class “D” shares	1,954,023	3.35
Guiva	7,356,322	class “D” shares	1,839,080.50	3.15
Bema	1,471,264	class “D” shares	367,816	0.63
Guido Puricelli	1,379,310	class “D” shares	344,827.50	0.59
PEP	27,799,723	class “C” shares	6,949,930.75	11.91
PEP SpA	859,785	class “C” shares	214,946.25	0.37
Idea	18,628,680	class “C” shares	4,657,170	7.98
Total	233,333,333		58,333,333.25	100.00%

(B)	on July 8, 2015, the Parties executed a shareholders’ agreement (hereinafter, the “First SHA”) relating to their direct or indirect shareholding in the share capital of Lauro 57 and in the share capital of the 100% controlled company Prime European Therapeuticals S.p.A., in short form, Euticals S.p.A., with registered office in Milano, Viale Bianca Maria 25, tax code and registration number at the Companies’ Register of Milan 07254610152 (hereinafter, “Euticals”);

(C)	on July 11, 2016, in execution of an agreement entered into on May 5, 2016 by and between Lauro 57, as seller, and the listed company AMRI - Albany Molecular Research, Inc., a company incorporated and existing under the laws of the State of Delaware (USA), with registered office in Albany (New York - USA) (hereinafter “AMRI”), as purchaser (hereinafter the “SPA”), Lauro 57 transferred to Evergreen S.r.l., a company fully controlled by AMRI - Albany Molecular Research Luxembourg S.à r.l., designated by AMRI as purchaser pursuant to article 2.4 of the SPA, all no. 55,436,783 ordinary shares representing 100% of the share capital of Euticals for a consideration equal to the equity value provided in the same SPA and paid as follows:

i.	a portion paid in cash to Lauro 57 (hereinafter, the "Cash Consideration");

ii.	another portion by means of financing a portion of the consideration by Lauro 57, through a loan governed by a specific agreement and incorporated in promissory notes issued by AMRI - Albany Molecular Research Luxembourg S.à r.l. (hereinafter, the “Promissory Notes”);

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iii.	another further portion by assignment of the full ownership of no. 7,051,295 ordinary shares of AMRI in favor of Lauro 57, valued according to the criteria provided in the SPA (hereinafter, the “AMRI Shares”);

(D)	the Cash Consideration has been used as follows:

i.	as to Euro 10,000,000.00 for the establishment at Cordusio Società Fiduciaria per Azioni of an escrow account as provided for under the SPA (hereinafter, the “Escrow Account”);

ii.	as to Euro 75,800,000.00 distributed to the Parties, proportionally to their relevant direct or indirect shareholdings held in the share capital of Lauro 57, as resolved by the Shareholders’ meeting of Lauro 57 on July 19, 2016; and

iii.	the balance for the payment of the Transaction Cost (as defined in the SPA);

(E)	the completion of the sale of Euticals by Lauro 57 pursuant to the terms and conditions of the SPA (hereinafter the “Euticals Sale”) requires the amendment of the First SHA, in order to regulate the relationships among the Parties relating to the exercise of the rights and the fulfillment of the obligations of Lauro 57 arising from the SPA, and in particular to the management and reimbursement of the Promissory Notes and to the management and the sale of the AMRI Shares in the interest of the same Parties, all the foregoing having duly taken into consideration the undertakings and the obligations of Lauro 57 pursuant to the SPA; and

(F)	the execution of this shareholders’ agreement entails the mutual termination and abrogation of the entire First SHA which will be deemed as entirely replaced by this shareholders’ agreement (the "New Agreement").

NOW THEREFORE, IN CONSIDERATION OF THE FOREGOING, IT HAS BEEN AGREED AS FOLLOWS:

1.	Recitals, Annexes and Definitions

-	The recitals and Annexes to this Agreement form an integral and substantial part of this Agreement. The following documents are Annexes to this Agreement:
-	Annex 1.2:	Ultimate Shareholders and control chain;
-	Annex 2.1.4:	Resignation letter;
-	Annex 3.1.1:	Deed of Adherence;

1.1.	In addition to the meanings set forth in other provisions of this Agreement, for the purposes of this Agreement, the following capitalized terms shall have the meanings set forth herebelow:

-	“Bank”: has the meaning set forth under Paragraph 3.2.2;
-	“Bank Business Day”: means any day, other than Saturday and Sunday, on which banks and credit institutions are open and operates in Milan;

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-	“Beneficiaries of the Pre-Emption”: has the meaning set forth under Paragraph 3.2.1;
-	“Deed of Adherence”: has the meaning set forth under Paragraph 3.1.1;
-	“Dissenting Shareholders”: has the meaning set forth under Paragraph 3.2.1;
-	“Effective Date”: has the meaning set forth under Article 6;
-	“Indirect Shareholding”: has the meaning set forth under Paragraph 3.2.2;
-	“Indirect Shareholding Price”: has the meaning set forth under Paragraph 3.2.2;
-	“Industrial Shareholders”: means, collectively, PEP, PEP SpA, Idea, Paola Poli, Guiva, Giasone, Bema and Guido Puricelli;
-	“New Lauro 57 By-Laws”: has the meaning set forth under Paragraph 2.1.7;
-	“Offer Notice”: has the meaning set forth under Paragraph 3.2.1;
-	“Option to Increase”: has the meaning set forth under Paragraph 3.2.1;
-	“Option to Increase Notice”: has the meaning set forth under Paragraph 3.2.1;
-	“Option to Increase Term”: has the meaning set forth under Paragraph 3.2.1;
-	“Parties”: means, collectively, Lauro Quarantotto, Mandarin, Giasone, Guiva, Bema, PEP, PEP SpA, Idea, Paola Poli, Guido Puricelli, Claudio Massimo, Silvia Angelina Poli, Roberto Carinelli, Elena Maria Letizia Carinelli, Laura Carinelli and Valeria Puricelli;
-	“Pre-Emption Right Notice”: has the meaning set forth under Paragraph 3.2.1;
-	“Pre-Emption Right Term”: has the meaning set forth under Paragraph 3.2.1;
-	“Report”: has the meaning set forth under Paragraphs 3.2.2;
-	“Shareholder”: means any of Lauro Quarantotto, Mandarin, Giasone, Guiva, Bema, PEP, PEP SpA, Idea, Paola Poli and Guido Puricelli, Claudio Massimo, Silvia Angelina Poli, Roberto Carinelli, Elena Maria Letizia Carinelli, Laura Carinelli and Valeria Puricelli, any relevant transferees or successors as well as any relevant transferees of shareholdings in Lauro 57 which has adhered to this New Agreement in compliance with the provisions of the same New Agreement;
-	“Signing Date”: means the date of execution of this New Agreement;
-	“Transfer without Consideration”: has the meaning set forth under Paragraph 3.2.1;
-	“Transferring Shareholder”: has the meaning set forth under Paragraph 3.2.1;
-	“Transferring Ultimate Shareholder”: has the meaning set forth under Paragraph 3.2.2;
-	“Ultimate Shareholder”: means any ultimate controlling person/entity as better indicated under Annex 1.2;

2.	Corporate Governance

2.1.	Corporate Governance

2.1.1.	Board of Directors of Lauro 57

The Board of Directors of Lauro 57 will be composed of 3 (three) members, designated as follows:

(i)	no.1 (one) by Lauro Quarantotto;
(ii)	no. 1 (one) by Mandarin;
(iii)	no. 1 (one) jointly by the Industrial Shareholders.

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The Chairman of the Board of Directors of Lauro 57 will be the director designated by Lauro Quarantotto. The Chairman of the Board of Directors of Lauro 57 will be granted with powers of ordinary administration at the first meeting of the Board.

Pursuant to the shareholders’ meetings of Lauro 57, the Industrial Shareholders decided to designate Mr. Alberto Nanni as director to be appointed pursuant to point (iii) above. Should Mr. Alberto Nanni cease from his office as director of Lauro 57, for any reason whatsoever, the Industrial Shareholders will designate another director, pursuant to point (iii) above and pursuant to the procedure agreed among the same Industrial Shareholders - in separate agreements aimed at regulating exclusively such procedure of designation- and, in any case, without prejudice to the following provisions.

Should any of the Shareholders (or, in case of jointly designation, any group of Shareholders) not designate its candidates, as provided hereabove, in due time before the relevant resolution of the shareholders’ meeting convened for the appointment of the Board of Directors of Lauro 57, then the appointment of such members, who have not been designated pursuant to the procedure described hereabove, shall be submitted to the resolution of the shareholders’ meeting, voting with the majorities required for the resolutions of the ordinary shareholders’ meeting (assemblea dei soci in sede ordinaria).

The Parties agree that each director of the Board of Directors of Lauro 57 shall be granted with an aggregate yearly compensation equal to the compensation currently granted to the directors now in office.

2.1.2.	Replacement of Directors

Each Shareholder will be entitled to replace its designated member(s) of the Board of Directors of Lauro 57 pursuant to Paragraph 2.1.1 above, upon expiration of his/her office as well as during the term of his/her office, by requesting the revocation of such designated director.

If any Shareholder intends to revoke its designated directors pursuant to Paragraph 2.1.1 above:

(i)	the Shareholders who did not designate the director to be revoked shall vote at the shareholders’ meeting, in favor of such revocation; and

(ii)	the Shareholder requesting the revocation of such director, will indemnify and hold harmless the other Parties and the relevant company against any claim whatsoever which may be brought by the revoked director in connection to or as a consequence of such revocation.

Therefore, none of the Shareholders will be required to resolve upon the revocation of a director as long as the Shareholder requesting such resolution has not undertaken, with a specific written declaration, to indemnify and hold harmless the company and the other Parties against any claims and/or actions which may be brought by the revoked director as a consequence of such revocation.

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As for the directors jointly designated by more Shareholders, the provisions hereabove shall apply only to the extent that the request for the replacement of a director is submitted (and the undertaking to indemnify and hold harmless is given) jointly by all the Shareholders who are entitled to designate such director pursuant to Paragraph 2.1.1 above.

2.1.3.	Meetings among the Shareholders

The Shareholders will meet periodically and at least every four months to be updated with respect to the management and the business activities of Lauro 57 in relation to AMRI Shares and the Promissory Notes. Such meetings will be convened by Lauro Quarantotto, with a prior notice of at least 8 Bank Business Days, within the 15th (fifteenth) day of every four months period starting from September 2016, or in any case if required by any of the Shareholders.

These meetings can be attended by the Shareholders (also by their representatives or attorney-in-fact) and also by any third party attending as listener, to the extent admitted to the meeting with the unanimous consent of the Shareholders attending the meeting.

The meetings will be chaired by the person representing the Shareholder Lauro Quarantotto.

If required by one or more Shareholders, the minutes of the meeting providing for the detailed agenda will be drafted by the chairman of such meeting.

2.1.4.	Supermajority of the Board of Directors of Lauro 57

(i)	Except as provided for under point (ii) below any and all resolutions of the Board of Directors of Lauro 57 shall be validly adopted with the attendance and the favorable vote of the 2 (two) directors appointed by Lauro Quarantotto and Mandarin, also in the absence of the third director.

(ii)	The resolutions of the Board of Directors of Lauro 57 concerning (a) the granting of any waiver to rights and/or powers and/or legal expectations of Lauro 57 and/or the execution of any settlement agreements for disputes arising from the implementation of the SPA or (b) the performance of any enforcement deed of, and/or the assignment in whole or in part of, the Promissory Notes, shall be validly adopted with the attendance and the favorable vote of all, and not less than all, the directors in office.

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(iii)	The Board of Directors of Lauro 57, with the attendance quorum and voting majority indicated under point (i) above, will designate one member of the Board of Directors of AMRI in accordance with the provisions of the stockholders’ agreement entered into by and between Lauro 57 and AMRI simultaneously with the execution of the SPA (by selecting such director among professionals trusted by Lauro Quarantotto and Mandarin). To this regard, the Parties acknowledge that Mr. Fernando Napolitano has been already appointed as member of the board of directors of AMRI. Such appointment will be ratified by the Board of Directors of Lauro 57 during the first board meeting. It is understood that, following the assignment of the AMRI Shares set forth under Article 4.2 below, the right to designate such director of AMRI will be no longer granted to the Board of Directors of Lauro 57 but rather, jointly, to Lauro Quarantotto and Mandarin.

(iv)	For the purposes of implementing the provisions above, Lauro Quarantotto, Mandarin, PEP, PEP SpA and Idea, respectively undertake to cause that all, and not less than all, the members of the Board of Directors of Lauro 57 designated by the latter in execution of the First SHA shall resign from their offices, effective as of the date of appointment of the new directors by the Shareholders' Meeting as provided under Paragraph 2.1.7 below, by signing a resignation letter in the text attached hereto as Annex 2.1.4.

The same commitment is undertaken by Paola Poli, Giasone, Guiva, Bema and Guido Puricelli with respect to such director of Lauro 57 designated by the latter in execution of the First SHA.

2.1.5.	Board of the Statutory Auditors of Lauro 57

The Board of Statutory Auditors of Lauro 57 shall be composed of no. 5 (five) members, of which no. 3 (three) as effective statutory auditors and no. 2 (two) as alternate members, designated as follows:

(i)	no. 1 (one) effective statutory auditor, the Chairman, and no. 1 (one) alternate statutory auditor by Lauro Quarantotto;
(ii)	no. 1 (one) effective statutory auditor and no. 1 (one) alternate statutory auditor by Mandarin;
(iii)	no. 1 (one) effective statutory auditor jointly together by PEP, PEP SpA and by Idea.

Should any of the Shareholders (or, in case of jointly designation, of a group of Shareholders) not designate its candidates, as provided hereabove, in due time before the relevant resolution of the shareholders’ meeting convened for the appointment of the Board of Statutory Auditors, then the appointment of such members, who have not been designated pursuant to the provisions above, shall be submitted to the shareholders’ meeting, which will resolve with the majority required for the resolutions of the ordinary shareholders’ meeting (assemblea dei soci in sede ordinaria).

The members of the Statutory Auditors shall be granted with compensation equal to the compensation currently granted to the statutory auditors now in office.

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2.1.6.	Quorum Ordinary and Extraordinary shareholders’ meeting

The shareholders’ meeting of Lauro 57 shall be validly held and shall resolve upon with the attendance and the favorable vote of shareholders representing at least 65% (sixty-five percent) of the share capital in ordinary shareholders’ meetings (assemblee dei soci in sede ordinaria) and at least 70% (seventy percent) of the share capital in extraordinary shareholders’ meetings (assemble dei soci in sede straordinaria).

The special meetings of the holders of different classes of shares are held and convened to resolve upon the decisions concerning the same, pursuant to Article 2376 of the Italian Civil Code, provided that the followings transactions are not considered detrimental for none of the classes of shares: (i) any resolutions on share capital increases providing for the issuance of new shares of the same classes of shares already issued, which do not maintain the current proportion among such classes; and (ii) the automatic conversion of shares into different classes of shares performed pursuant to the by-laws. Within the special shareholders’ meetings of the different classes of shareholders, each Shareholder undertakes (a) not to adopt any resolution (or, in any case, exercise the voting right) in breach of the provisions set forth under this New Agreement and (b) to vote in favor of the resolutions on any matters which have been previously approved by the shareholders’ meeting (whether in ordinary or extraordinary session) of Lauro 57.

2.1.7.	Lauro 57 by-laws

The Parties, each of them as it may concern, undertake to (i) cause an ordinary and extraordinary Shareholders’ Meeting to be held following the execution of this New Agreement and, in any case, no later than September 30, 2016, in order to resolve upon the appointment of a new Board of Directors of Lauro 57, in accordance with the provisions set forth under Paragraph 2.1.1 above, and the amendment of Lauro 57’s by-laws for the purposes of mirror, to the maximum extent allowed by the applicable laws, the provisions of this New Agreement (the “New Lauro 57 By-Laws”); and (ii) attend such meeting and vote in favor of the adoption of the resolutions mentioned under point (i) above.

The Parties undertake not to resolve, throughout the entire duration of this New Agreement, in favor of any amendment whatsoever to the New Lauro 57 By-Laws, except for any amendment required in order to comply with mandatory provisions of law.

The Parties acknowledge and agree that the provisions set forth in the New Lauro 57 By-Laws shall mirror, to the maximum extent possible pursuant to the applicable laws, the provisions of this New Agreement.

The Parties acknowledge that in case of any conflict between the provisions set out under this New Agreement –which the Parties acknowledge containing a more detailed and accurate regulation of their understanding – and the provisions set out in the New Lauro 57 By-Laws, the provisions set out hereunder shall prevail, during the entire duration of this New Agreement.

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Insofar as it may be necessary and without prejudice to the obligation of the Parties to attend the abovementioned Shareholders’ Meeting of Lauro 57 and to vote in favor of the adoption of the New Lauro 57 By-Laws, the Parties, each of them as it may concern, undertake not to exercise (and to cause their subsidiaries or affiliates not to exercise) their respective right of withdrawal from Lauro 57 pursuant to and for the purposes of Articles 2437 and following of the Italian Civil Code, as a consequence of the approval of the amendments to Lauro 57 by-laws under this Paragraph 2.1.7.

3.	Transfers

3.1.	Transfers - Consent

3.1.1.	Direct and indirect transfers

Any transfer of the shareholdings, directly or indirectly, held in the share capital of Lauro 57 may not be performed, if the transferee of the shareholding has not executed, at the same time, a deed of adherence to this New Agreement in the form attached hereto under Annex 3.1.1 (the “Deed of Adherence”) and an original of said Deed of Adherence, duly executed by the relevant parties, has not been sent to all Parties (provided that, in the event of partial transfers of the shareholdings and following each transfer, the transferor and all its transferees shall be considered as one single party for the purposes of this New Agreement).

3.1.2.	Consent

Any transfer, for or without a consideration, pursuant to the paragraph above, that any of the Parties should intend to perform shall be subject to the prior approval of Lauro Quarantotto and of Mandarin (or, in the event of a transfer by Lauro Quarantotto or by Mandarin, the prior approval of either Mandarin or Lauro Quarantotto, as the case may be), which may not be unreasonably withheld.

3.2.	Pre-Emption Rights

3.2.1.	Direct Pre-Emption Right

Any Shareholder that intends to sell or transfer, in whole or in part, through inter vivos transactions, its shareholding in the share capital of Lauro 57 (the “Transferring Shareholder”), shall communicate the relevant offer to all other Shareholders by registered letter with return receipt (the “Offer Notice”) and each of the Shareholders shall have a pre-emption right for the purchase of such shareholding (the “Beneficiaries of the Pre-Emption” – namely all Shareholders other than the Transferring Shareholder). For the purposes of this Paragraph, the expression “inter vivos transaction” shall include all transfers, in the broadest meaning possible and, therefore, in addition to the sale and purchase, by way of example and without any limitation, exchange agreements, contributions into companies, dation in payment and donations.

Each Beneficiaries of the Pre-Emption shall have a pre-emption right pro-quota proportional to the shareholding respectively held in the share capital of Lauro 57, it being understood that in case one or more Beneficiaries of the Pre-Emption do not exercise their pre-emption right, such right will automatically and proportionally increase in favor of each Beneficiary of the Pre-Emption which exercises the pre-emption right (diritto di accrescimento) (the “Option to Increase”).

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The Offer Notice shall contain the details of the transferee and the conditions of the transfer, among which, in particular and without limitation, the shareholding to be transferred, the relevant percentage of the share capital, the price, the methods of payment and any other provision setting forth obligations and/or costs to be borne by the parties.

In the event that any of the Beneficiaries of the Pre-Emption intends to exercise its pre-emption right, such Beneficiary of the Pre-Emption shall deliver to the Transferring Shareholder a written notice of exercise of the pre-emption right indicating the shareholding that it intends to purchase (the “Pre-Emption Right Notice”), by registered letter with return receipt to be sent no later than the 30th (thirtieth) Bank Business Day following the date of receipt of the Pre-Emption Right Notice (the “Pre-Emption Right Term”).

In the event that the Transferring Shareholder receives the Pre-Emption Right Notice only by certain and not all the Beneficiaries of the Pre-Emption, within the 3rd (third) Bank Business Day following the expiration of the Pre-Emption Right Term, the Transferring Shareholder shall inform the Beneficiaries of the Pre-Emption that have sent the Pre-Emption Right Notice, by serving a written notice by registered letter with receipt return, that certain Beneficiaries of the Pre-Emption did not send any Pre-Emption Right Notice.

In such case, in the event that the Beneficiaries of the Pre-Emption which exercised their pre-emption right intend to exercise their Option to Increase, they shall inform in writing the Transferring Shareholder by registered letter with return receipt (the “Option to Increase Notice”) to be sent no later than the 5th (fifth) Bank Business Day following the receipt of the notice relating to the Option to Increase (the “Option to Increase Term”). The shareholding indicated in the Offer Notice shall be transferred no later than the 30th (thirtieth) Bank Business Day following: (i) the date of receipt of the last Pre-Emption Right Notice, in case all Beneficiaries of the Pre-Emption exercise their pre-emption right in accordance with the provisions set forth above, or (ii) in the even that certain and not all Beneficiaries of the Pre-Emption exercise their pre-emption right, upon the expiration of the Option to Increase Term, it being understood that, should the sworn appraisal (relazione giurata) of the expert be required pursuant to the provisions set forth below, the transfer of the shareholding from the Transferring Shareholder to the Shareholder/s having exercised its/their pre-emption right will occur no later than the 30th (thirtieth) Bank Business Day following the date of the sworn appraisal (relazione giurata) prepared by the expert appointed by the Court.

In the event that none of the Beneficiaries of the Pre-Emption exercises the relevant pre-emption right in accordance with the terms and conditions set forth above, the Transferring Shareholder shall be entitled to transfer its entire shareholding to the purchaser indicated in the Offer Notice no later than the 30th (thirtieth) Bank Business Day following the expiration of the term for the exercise of the pre-emption right, otherwise the procedure for the exercise of the pre-emption right shall be repeated again.

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In the event that the transfer occurs without any consideration or with a consideration in kind (i.e. not in cash) (the “Transfer without Consideration”), the price of the transfer shall be mutually agreed by the Transferring Party and by the Beneficiaries of the Pre-Emption. Should the party not reach an agreement within 20 (twenty) Bank Business Days following the receipt of the Offer Notice, then the price for the sale and purchase between the Transferring Shareholder and the Shareholders which did not reach an agreement (the “Dissenting Shareholders”) will be determined on the basis of an sworn appraisal (relazione giurata) prepared by an expert appointed by the Court of Milan, upon request by the most diligent party; the expert shall evaluate with a “fair evaluation” (equo apprezzamento) the value of the shareholding to be transferred, applying methods of evaluation commonly used in the standard market practice. The expert shall deliver its sworn appraisal (relazione giurata) to the Transferring Party and to the Dissenting Shareholders within 20 (twenty) Bank Business Days from the acceptance of the appointment.

The costs related to the activities of the expert shall be equally borne by the Transferring Shareholder, on one side, and by the Dissenting Shareholders, on the other side, the latter proportionally to their respective shareholding.

The determination shall be binding for the Transferring Shareholder and the Dissenting Shareholders, without prejudice to the withdrawal right set forth below. The Transferring Shareholder and the Dissenting Shareholders shall have the right not to complete, respectively, the sale or purchase of the shareholding, by serving written notice by registered letter with return receipt to the relevant Shareholders no later than the 10th (tenth) Bank Business Days following the receipt of the appraisal. In such case, the procedure for the exercise of the pre-emption right shall be deemed extinguished, it being understood that, in such case, the expenses related to the expert’s activities shall be entirely borne by the withdrawal party/ies (if more than one, equally among the withdrawal parties).

In case of transfer of the bare ownership (nuda proprietà) and transfer or creation of rights in rem (also as guarantee) on the shareholding, such as, by way of example and without limitation, usufruct or pledge, the Transferring Shareholder or the pledgor shareholder shall keep the voting right. Upon cancellation of the usufruct or any other right of the shareholder, whereby the transferee becomes full owner or acquire the voting right, the shareholding shall be subject to a pre-emptive right, applying mutatis mutandis the provisions set forth above for the Transfer without Consideration.

3.2.2.	Indirect pre-emption rights

The provisions set forth under Paragraph 3.2.1 above shall apply, mutatis mutandis, to any inter vivos transactions carried out by any Ultimate Shareholders with respect to any direct or indirect shareholdings held by the same in the share capital of the Shareholder respectively controlled by such Ultimate Shareholder.

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In particular, should one of the Ultimate Shareholders intend to sell or transfer, inter vivos, in whole or in part, its direct or indirect shareholding in the share capital of the Shareholder controlled by the same (the “Transferring Ultimate Shareholder”), then the latter shall offer to each Beneficiaries of the Pre-Emption to purchase a shareholding in the share capital of Lauro 57, proportionally equal to the direct or indirect shareholding (on a fully diluted basis) held in the share capital of the Shareholder controlled by the same Transferring Ultimate Shareholder (the “Indirect Shareholding”).

Each Beneficiaries of the Pre-Emption shall be entitled to exercise the above mentioned pre-emption right, pro-quota, proportionally to the shareholdings owned by each Beneficiaries of the Pre-Emption in the share capital of Lauro 57, without prejudice to the Option to Increase in case one or more of the Beneficiaries of the Pre-Emption do not exercise the pre-emption right.

The purchase price of the shareholdings subject to the pre-emption right (the “Indirect Shareholding Price”) will be determined by - unless otherwise agreed in writing between the Transferring Ultimate Shareholder, on one side, and all the Beneficiaries of the Pre-Emption who have served the Offer Notice, on the other side - a primary investment bank jointly appointed by the Transferring Ultimate Shareholder and the other/s involved Beneficiary/ies of the Pre-Emption.

In case of disagreement in relation to the investment banking institution to be appoint under this Paragraph 3.4.1. within the 10th (tenth) Bank Business Day following the receipt of the Offer Notice, the Transferring Ultimate Shareholder or each of the involved Beneficiaries of the Pre-Emption may require, within the following 10 (ten) business days, Chairman of the Court of Milan to appoint such bank by the (the bank as mutually agreed or appointed by the Chairman of the Court of Milan, hereinafter, the “Bank”).

The Bank shall determine the Indirect Shareholding Price applying criteria generally used in standard market practice.

The costs and expenses of the Bank shall be borne in equal shares between the parties who have caused the appointment of the Bank.

The Bank shall provide - promptly and in any case no later than 15 (fifteen) Bank Business Days following the relevant appointment - the Transferring Ultimate Shareholder and the relevant Beneficiary/ies of the Pre-Emption with a written report containing the determination of the Indirect Shareholding Price and the principles and methods of calculation applied by the Bank for such determination (the “Report”).

The determination of the Indirect Shareholding Price by the Bank, except for the case of willful misconduct (dolo) or evident error (errore manifesto), shall be final and binding for the Transferring Ultimate Shareholders and for the other/s relevant Beneficiary/ies of the Pre-Emption.

No later than the 10th (tenth) Bank Business Day following the receipt of the Report, both the Transferring Ultimate Shareholder and each Beneficiary of the Pre-Emption shall have the right not to complete, respectively, the sale or the purchase, by serving written notice by registered letter with return receipt to the Transferring Ultimate Shareholder and/or to the others Beneficiaries of the Pre-Emption (as the case may be).

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In such case all the pre-emption procedure shall be considered extinguished, without prejudice to the fact that in such case, all the expenses related to the Bank’s activities shall be entirely borne by the withdrawing part/s (if more than one, in equal shares).

Without prejudice to the above, within the 10th (tenth) Bank Business Day following the receipt of the Report, the transfer of the Indirect Shareholding shall be consummated and, for such purposes, the Transferring Ultimate Shareholder shall carry out, and shall cause to be carried out, all fulfillments necessary for transfer of the Indirect Shareholding in favor of the Beneficiary/ies of the Pre-Emption who has/ve exercised the relevant pre-emption right.

3.3.	Particular transfers

3.3.1.	Permitted Transfers

The provisions set forth under Paragraph 3.1 and 3.2 above will not apply to the following cases:

(x) any transfers of shareholdings owned by the Shareholders in the share capital of Lauro 57 to any companies directly or indirectly controlled by such transferring Shareholders or controlling such Shareholders or controlled by the same company which control the transferring Shareholders (belonging to the same group of the transferring Shareholders);

and

(y) any transfers by one of Lauro Quarantotto, Mandarin, PEP, PEP SpA or Idea to: (1) any funds or investment schemes directly or indirectly managed by such transferring Shareholder or (2) any investors of the fund or investment schemes of such transferring Shareholder for the purposes of distribution of the assets of such fund or investment schemes.

The above mentioned provisions under point (x) and (y) are subject to the following conditions:

(i)	A prior written notice shall be sent to the other Parties;

(ii)	simultaneously with the transfer of the shareholdings, the transferee undertakes all the obligations set forth in this New Agreement, by executing the Deed of Adherence and delivering the originals of such Deed of Adherence to each other Parties for their acceptance;

(iii)	in the case under point (x) above, the transferring Shareholder, simultaneously with the transfer of the shareholding undertakes vis-à-vis the other Parties - by expressly accepting such obligation in the Deed of Adherence under point (ii) above - to repurchase such shareholding to be transferred, in case the transferee ceased to control the transferring Shareholder or, as the case may be, ceased to be directly or indirectly controlled by the transferring Shareholder.

and provided that

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(iv)	in case of partial transfers of the shareholdings owned by a Shareholder, following the execution of such transfers, the transferring Shareholder and the transferee will be considered as a sole party for the purposes of this New Agreement (including, without limitations, the provisions concerning the designation of the members of the board of directors and of the statutory auditors of Lauro 57).

4.	Sale and transfer of the AMRI Shares

4.1.	Sale of the AMRI Shares

It is agreed that, upon expiration of the lock-up period provided under the stockholders’ agreements entered into by Lauro 57 and AMRI, the Parties, each of them as it may concern, shall cause the Board of Directors of Lauro 57 to resolve, with the voting majorities set forth under Paragraph 21.4 (i) above, the sale, in whole or in part, of the AMRI Shares for the purpose of maximizing the value, taking into due account not only the interest of Lauro 57 but also that of each of the Parties.

For this purpose, the Parties, each of them as it may concern, shall cause that the Board of Directors of Lauro 57 will take into account the trend of the listing price of the AMRI Shares over the months preceding the resolution as well as the estimated prospective trend of such value.

In any case, it is understood that the possible sale of the AMRI Shares for a consideration lower than USD 14 per share could be resolved by the Board of Directors of Lauro 57 only upon prior resolution passed by the Shareholders’ meeting with the favorable vote of Shareholders representing more than 70% of the share capital of the same Lauro 57.

The Parties, each of them as it may concern, shall cause that the considerations paid to Lauro 57 for each sale of the AMRI Shares set forth under this Paragraph 4.1 will be distributed, without delay to the Parties, proportionally to their relevant direct or indirect shareholdings in the share capital of Lauro 57, net of the relevant expenses borne for such distribution and in compliance with any applicable provision of law. For this purpose, the Parties, each of them as it may concern, will therefore cause the Board of Directors of Lauro 57 to adopt the relevant resolutions.

4.2.	Transfer of the AMRI Shares

Upon expiration of the term set on January 11, 2019, in the event Lauro 57 is still the owner of AMRI Shares, the Parties, each of them as it may concern, will cause the transfer of such shares without delay to the Parties, proportionally to their relevant direct or indirect shareholdings in the share capital of Lauro 57, in compliance with any applicable provision of law and with the technical modalities that will result to be more efficient and that may include, without limitation, a partial demerger of Lauro 57, the partial withdrawal of the Shareholders or the distribution of a dividend in kind to the same Shareholders.

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For the purposes set forth under this Paragraph 4.2, the Parties shall cause, each of them as it may concern, the Board of Directors of Lauro 57 to convene the Shareholders’ meeting proposing the most appropriate solution. Should the Shareholders’ meeting not resolve upon the solution proposed by the Board of Directors, then the Parties, each of them as it may concern, will cause the latter to request an appropriate appraisal by an independent expert to be submitted to a following Shareholders’ meeting. It is understood that, should also this second Shareholders’ meeting not resolve upon the solution proposed by the Board of Directors, this fact will be deemed as a winding-up cause of Lauro 57 pursuant to Article 2484, paragraph 1, no. 3, of the Italian Civil Code, with any relevant consequences provided for by the law.

5.	Management of the Promissory Notes

In consideration of the completion of the Euticals Sale, the Parties, each of them as it may concern, shall cause the Board of Directors of Lauro 57 to distribute without delay to the Parties, proportionally to their direct or indirect shareholdings in the share capital of Lauro 57, the cash amount arising from the release, even partial, of the Escrow Account and/or from the reimbursement, even partial, of the Promissory Note, as well as any further cash amount paid to Lauro 57 pursuant to the SPA and its ancillary agreements.

6.	Duration

The provision set forth under Paragraph 2.1.7 above will be immediately effective among the Parties from the Signing Date, while any other provisions of this New Agreement will be effective from the earlier of (the “Effective Date”) (i) the date of the Shareholders’ meeting of Lauro 57 pursuant to Paragraph 2.1.7 above and (ii) the date of September 30, 2016. The duration of the New Agreement is five years starting from the Effective Date.

By executing this New Agreement, the Parties agree upon the mutual termination and the abrogation of the entire First SHA which shall be deemed, therefore, entirely novated and replaced by this New Agreement and without any effects among the Parties, starting from the Effective Date.

7.	Miscellaneous provisions

7.1.	Amendments and waivers

Any amendment to this New Agreement shall not be valid and binding unless executed in writing by all the Parties. Any waiver with respect to any provision of, or any right arising out of, this New Agreement shall not be deemed or be construed as a waiver in respect of any other provision unless expressly provided therein in the context of said waiver. Any waiver made by a Party to a right to which it was entitled to under this New Agreement shall not be deemed as a final waiver of such right, but rather as a waiver limited to that specific circumstance in which it occurred.

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7.2.	No further agreements among the Parties

Each Party represents and warrants that no further shareholders’ agreement or understanding, other than this New Agreement, is currently in force among the Parties or among some of them. This New Agreement sets forth the entire agreement among the Parties with respect to their relationships as shareholders of Lauro 57 as well as to the management and corporate governance of Lauro 57. The Parties undertake not to individually execute with one or more of the other Parties further agreements or understandings in addition to those set forth in this New Agreement or in conflict with the provisions of this New Agreement.

The foregoing shall not apply in relation to the agreement entered into by and between the Industrial Shareholders pursuant to Paragraph 2.1.1 above and to any agreements among all or some of the Parties concerning the directors and managers of Lauro 57 and the director to be designated in the board of directors of AMRI, including, without limitation, agreements providing for bonus or incentives in favor of these latter.

7.3.	Severability

Any of the provisions of this New Agreement which shall be or become illegal, invalid or unenforceable, it shall be removed from the New Agreement and be deemed as unenforceable to the extent of such illegality, invalidity or unenforceability, and shall under no circumstances affect, to the extent permitted by law , the other provisions of this New Agreement.

7.4.	Assignment

This New Agreement is binding and effective vis-à-vis the Parties and their respective transferees and successors, without prejudice to the provisions of Paragraph 3.3 above. This New Agreement and any rights and obligations of the Parties relating thereto shall not be assigned by any of the Parties without the prior written consent of all the other Parties.

7.5.	Notices

All notices required or permitted by the provisions of this New Agreement shall be in writing and will be deemed as effectively and validly served upon receipt of the same, if made by letter or telegram, or, if made by fax, upon successful transmission of the confirmation written receipt issued by the fax machine, provided in any case that it has been addressed as follows:

(i)	if to Lauro Quarantotto:

Lauro Quarantotto S.p.A.

c/o CLESSIDRA SGR S.p.A.

Via del Lauro n. 7

20121 Milano

Fax no: +39 02869522522

To the attention of: Mr. Marco Carotenuto

with copy to:

Mr. Francesco Tedeschini and Mr. Corrado Canziani

Studio Legale Chiomenti

Via Verdi n. 2

20121 Milano

Fax no: + 39 0272157228

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(ii)	if to Mandarin:

Mandarin Capital Partners Secondary S.c.a. SICAR

Rue Jans Antoine, 10
L-1820 Luxembourg (Grand Duché du Luxembourg)

Grand Duché du Luxembourg

c/o Mandarin Advisory S.r.l.

C.so Porta Nuova 3

20121 Milano

Fax no: +39 02 86998148

To the kind attention of: Mr. Enrico Ricotta and Mr. Matteo Sessi

(iii)	if to Paola Poli:

Paola Poli

Via De Amicis 23

20121 Milano

Fax no: +39 0286998148

c/o

Studio Legale Gianni, Origoni, Grippo, Cappelli & Partners

Piazza Belgioioso 2

20121 Milano

alla c.a.: Avv. Alberto Nanni

Fax: +39 0276009628

(iv)	if to Giasone:

Giasone Srl

Vicolo Bellani, 1

20052 Monza

Fax no: +390392301909

To the kind attention of: Mr. Claudio Cafaro

(v)	if to Guiva:

Guiva Italia S.r.l.

Viale Montenero 70

20135 Milano

Fax no: +390229005675

To the kind attention of: Mr. Guido Puricelli

(vi)	if to Bema:

Immobiliare Bema S.r.l.

Via Pietro Mascagni, 9

20122 Milano

Fax no: +390229005675

To the kind attention of: Mr. Claudio Massimo and Ms. Alessandra Santi

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(vii)	if to PEP:

Private Equity Partners Società di Gestione del Risparmio S.p.A.

Via degli Omenoni, 2

20121 Milano

Fax no: 02 8052321

To the kind attention of: Mr. Giovanni Campolo and Ms. Alessandra Stea

(viii)	if to PEP S.p.A.:

Private Equity Partners S.p.A.

Via degli Omenoni, 2

20121 Milano

Fax no: 02 8052321

To the kind attention of: Mr. Giovanni Campolo and Ms. Alessandra Stea

(ix)	if to Idea:

Idea Capital Funds Società di Gestione del Risparmio S.p.A.

Via Brera 21

20121 Milano

Fax no: 02 29066320

To the kind attention of: Mr. Paolo Ceretti

(x)	if to Guido Puricelli:

Guido Puricelli

Via Corno di Cavento, 17

20100 Milano

Fax no: +390229005675

(xi)	if to any of the Ultimate Shareholders, to the respective addresses and/or fax numbers listed under Annex 2.1,

or to the different person at the different address or fax number, included within the territory of the Republic of Italy, which either Party may notify to the other following the date of this New Agreement in accordance with the provisions above, it being understood that at the aforesaid addresses or at the different addresses that may be notified hereafter, the Parties also elect their domicile for all purposes related to this New Agreement, including for the purposes of any legal and judicial notifications.

7.6.	Expenses

Each Party shall bear and pay its respective fees and expenses (including, without limitation, all legal and advisor fees and expenses) incurred in connection with this New Agreement. Any expenses related to the communication/publication of this New Agreement, in the cases provided by law, shall be equally shared among all the Parties of this New Agreement.

7.7.	Public announcements and confidentiality

The Parties shall agree in advance upon any public announcement and/or press release related to the execution of this New Agreement, its content and/or the performance and fulfilment of the provisions contemplated herein, in compliance with the obligations required by the applicable law or by any competent authority.

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Without prejudice to the foregoing, each Party undertakes to keep strictly confidential the content of this New Agreement, as well as any confidential information disclosed to any during the negotiations related to this New Agreement or during the performance/fulfillment of the activities provided therein, and therefore undertakes not to disclose such confidential information to third parties (except for its directors, employees, advisors and auditors, provided that these latter are required to comply with confidentiality obligations and in any case to the extent strictly necessary for the implementation of this New Agreement), without the prior written consent of the other Parties.

8.	Applicable law –Jurisdiction

8.1.	Applicable law

This New Agreement shall be governed by, and construed and interpreted in accordance with, Italian law, excluding any reference to foreign laws or jurisdictions.

8.2.	Jurisdiction clause

Any dispute among the Parties arising out of or connected with this New Agreement shall be submitted to the exclusive jurisdiction of the Court of Milan.

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ANNEX 1.2

Ultimate Shareholders and control chain

Shareholders	Ultimate Shareholder	Control Chain
Mandarin

Mandarin Fund

(represented by its general partner Mandarin Capital Management SA)

c/o Mandarin Advisory S.r.l.

C.so Porta Nuova 3

20121 Milano

Fax no.: +39 02 86998148

To the kind attention of: Mr. Enrico Ricotta and Mr. Matteo Sessi

Direct ownership of the entire shareholdings of Mandarin in Lauro 57

Guiva Italia srl

Ms. Silvia Angelina Poli

Ms. Valeria Puricelli

Mr. Guido Puricelli

Address for all the above mentioned persons:

Viale Monte Nero 70, 20135 Milano

Fax no: +390229005675

To the kind attention of: Mr. Guido Puricelli

The 100% of the share capital of Guiva is directly owned by the followings:

•    25.5%: Ms. Valeria Puricelli, full ownership;

•    25.5%: Mr. Guido Puricelli, full ownership;

•    24.5%: Ms. Valeria Puricelli, bare ownership (nuda proprietà). The owner of the usufruct right is Ms. Silvia Angelina Poli;

•    24.5%: Mr. Guido Puricelli, bare ownership (nuda proprietà). The owner of the usufruct right is Ms. Silvia Angelina Poli.

Giasone

Mr. Roberto Carinelli, born in Milano, on December 1, 1956, domiciled in Milano, via Appiani 1, tax code no. CRNRRT56T01F205M

Fax no: +390392301909

To the kind attention of: Mr. Claudio Cafaro

Ms. Laura Carinelli, born in Milano, on October 13, 1953, domiciled in

Biella – Via delle Rose, 2, tax code no. CRNLRA53R53F205Q

Fax no: +390392301909

To the kind attention of: Mr. Claudio Cafaro

Ms. Elena Maria Letizia Carinelli, born in Milano, on October 10, 1962 domiciled in Milano – Via Tarchetti,1, tax code no. CRNLMR62R50F205M

Fax no: +390392301909

To the kind attention: Mr. Claudio Cafaro

Direct ownership each of 33.33% of the share capital of Giasone

Bema	Mr. Claudio Massimo, born in Milano, on October 8, 1952, domiciled in Milano, via P. Mascagni 9, tax code no. MSSCLD52R08F205S Fax no.: +39022900567	The shareholding of 100% of the share capital of Bema is owned through a fiduciary company Unione Fiduciaria S.p.A. (with registered office in Milano (MI), via Amedei 4, tax code no. 01513210151)

PEP

Fondo PEP

(Private Equity Partners Fund IV, closed-end investment fund reserved to investors, managed by Private Equity Partners Società di Gestione del Risparmio S.p.A., with registered office in Milano, via degli Omenoni n. 2, tax code no. 13069040155,

Fax no: 02 8052321

To the kind attention of: Mr. Giovanni Campolo and Ms. Alessandra Stea)

Direct ownership of the entire shareholdings of PEP in Lauro 57

Idea

Fondo Idea

(Idea Opportunity Fund I, investment fund closed-end reserved to investors, managed by Idea Capital Funds Società di Gestione del Risparmio S.p.A., with registered office in Milano, via Brera 21, tax code no.

05520520965

Fax no: 02 29066320

To the kind attention of: Mr. Paolo Ceretti)

Direct ownership of the entire shareholdings of Idea in Lauro 57

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